April 17, 2012

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:          Cord Blood America, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-50746

Dear Ms. Jenkins:

We reviewed your April 11, 2012 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (the “Company”) 10-Q/A filed with the Commission on November 14, 2011. Please find our response to your comments below.

Comments and Responses

10-Q for the Fiscal Quarter Ended September 30, 2011

Notes to Financial Statements

Note 4. Commitments and Contingencies, page 16

Comment 1
We read your response to our prior comment two. We note that you valued the shares issued to settle the claim based on the volume weighted average price methodology pursuant to the settlement agreement. However, it appears to us that such shares should be valued based on the fair value of the shares at the date of issuance and recognized during the appropriate period as required by FASB ASC 505-50-30. Tell us how the methodology you used in your valuation of shares and accounting is appropriate citing the specific accounting literature that supports your position or revise your financial statements as appropriate. We may have further questions upon reviewing your response.

Response to SEC Comment 1

After further review, we agree that such shares should be valued based on fair value of the shares at the date of issuance in accordance with FASB ASC 505-50-30. See attached for the calculation of the $857,161 fair value of the total shares issued to Ironridge in connection with the settlement agreement. We have recorded such fair value for the transaction in the Form 10K for the fiscal year ended December 31, 2011 filed on April 16, 2012.

We believe that in accordance with SAB 99, the $483,798 difference in the value recorded for this transaction in the Form 10Q for the quarter ended September 30, 2011, amounting to $286,202; and the revised fair value estimate per the attached calculation of $770,000 is immaterial.  Therefore we believe the financial statements at September 30, 2011 do not need to be restated. Our analysis of this is as follows:

As an initial step in our analysis of assessing materiality, the $483,798 of additional expense represents 12% of net loss for the 9 months ended September 30, 2011 and 49% of net loss for the 3 months ended September 30, 2011. In accordance with SAB 99, the quantification, in percentage terms, of the magnitude of a misstatement is only the beginning of an analysis of materiality and cannot appropriately be used as a substitute for full analysis of all relevant considerations. Our full consideration included the following additional quantitative and qualitative factors:

-	Basic and diluted loss per share would be increased by less than 0.01 for both the 9 months and 3 months ended September 30, 2011 should the additional expense have been recorded.

-	The misstatement does not mask any change in earnings

-	The misstatement does not change a reported net loss to a reported net profit

-	The misstatement does not affect the Company’s compliance with any loan covenants or contractual requirements

-	The misstatement was not a result of fraudulent financial reporting

-	The company has a history of reporting significant losses, with an accumulated deficit of $46.7 million at September 30, 2011.

-	The company has disclosed that the financial statements have been prepared on a going-concern basis.

Based on the above factors, we believe that it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of this item.

Overall, revision of such disclosures in the September 31, 2011 10Q are not deemed necessary.

We acknowledge that;

1.	We are responsible for the adequacy and accuracy of the disclosure in the filing,

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

3.	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 702.914.7250.

Sincerely,
Matthew L. Schissler
Chairman and Chief Executive Officer

ATTACHMENT

					Fair Value
					Based on
					Weighted-
			per Bloomberg.com	Fair Value	Average
		# of Shares	Share	Based on	Price
	Date	Issued	Price	Share Price	Methodology	Difference

Q3	8/17/2011	7,000,000	$0.11	$770,000.00	$286,202.00	$483,798.00
Q4	11/4/2011	2,179,018	$0.04	$87,160.72	$101,200.00	$(14,039.28)
				$857,160.72	$387,402.00	$469,758.72